EXHIBIT 11

CURAGEN CORPORATION AND SUBSIDIARY
COMPUTATION OF NET LOSS PER SHARE
(unaudited)

	Three Months Ended March 31,

	2001	2000

Net loss before income taxes and minority interest	$(6,100,175)	$(5,039,496)

Income tax benefit	500,000	—
Minority interest	245,563	—

Net loss	$(5,354,612)	$(5,039,496)

Basic and diluted net loss per share	$(0.11)	$(0.14)

Weighted average number of shares used in computing basic and diluted net loss per share	46,895,716	36,058,153